Blue Industries, Inc.
                          1480 Breakers West Boulevard
                           Royal Palm Beach, FL 33401



May 11, 2005



US Securities and Exchange Commission
Division of Corporate Finance
Attn:Ryan Rohn
Washington, DC 20549

     RE:  Blue Industries, Inc., Inc.
          Form 8-K, filed May 10, 2005
          File No.: 000-32567


Dear Mr. Rohn:

This is in response to your letter dated May 11, 2005. We have revised the Form 8-K and the documents as requested have been filed on the EDGAR system, and we enclose herewith the following:

1.   The specific language has been added as requested.

2. We have received and attached an updated Exhibit 16 letter from the former accountants.

The form has been re-filed in its entirety with a cover sheet indicating that it is an amendment.

Pursuant to your request, we hereby and the Company acknowledges (1) the Company is responsible for the adequacy and accuracy of the disclosure in its entirety;
(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.


Sincerely,

/s/Roger E. Pawson
Roger E. Pawson, CEO